SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                  ACT OF 1934


                         For the month of September 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

                                  [COPEL LOGO]

                     Companhia Paranaense de Energia - COPEL





                        QUARTERLY FINANCIAL INFORMATION -
                                      ITR








                                    JUNE 2003

                       INDEPENDENT AUDITORS' REVIEW REPORT




       (Convenience Translation into English from the Original Previously
                             Issued in Portuguese)




To the Board of Directors and Shareholders of

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Curitiba - PR




1. We have reviewed the accompanying individual (Company) and consolidated quarterly financial information (ITR) of COMPANHIA PARANAENSE DE ENERGIA - COPEL and its subsidiaries as of and for the six-month period ended June 30, 2003, consisting of the balance sheet as of June 30, 2003, and the statement of income for the six-month period then ended, Company and consolidated, and the performance report, prepared in accordance with Brazilian accounting practices. This information is the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM).

4. As mentioned in Note 34 to the quarterly financial information, as of June 30, 2003, the Company and its subsidiaries have recognized, in current assets, receivables in the amount of R$16,731 (R$12,372 as of March 31, 2003) and, in current liabilities, payables in the amount of R$25,683 (R$6,496 as of March 31, 2003), related to the sale and purchase of energy in the spot market, based on data prepared and provided by the Wholesale Energy Market (MAE). These amounts are subject to changes that may arise from the judgment of the legal actions filed by market participants regarding the interpretation of prevailing market rules.

5. Our review was conducted with the purpose of issuing a special review report on the basic quarterly financial information taken as a whole. The statement of cash flow, included in Table I to the quarterly financial information, for the six-month period ended June 30, 2003, is presented for purposes of additional analysis and is not a required part of the basic quarterly financial information in conformity with Brazilian accounting practices. The statement of cash flow for the six-month period ended June 30, 2003 has been reviewed by us in accordance with the review procedures applied to the basic quarterly financial information and, in our opinion, if fairly stated, in all material respects, in relation to the basic quarterly financial information taken as a whole.

6. The financial statements as of and for the three-month period ended March 31, 2003, presented for comparative purposes, were audited by us, and our report thereon, dated May 15, 2003, contained the same comments described in paragraph 4, as well as for the use of preliminary data provided by the MAE.

7. The statements of income as of and for the three-month period ended June 30, 2002, presented for comparative purposes, were audited by us and our report thereon, dated August 14, 2002, contained an emphasis paragraph as to the fact that the Company and its subsidiaries recognized assets and liabilities in their financial statements as of that date related to the sale and purchase of energy in the spot market, based on preliminary data provided by the MAE. Additionally, it recorded receivables related to variations of Portion "A" (CVA) amounts arising from the application of Law No. 10,438, ANEEL Resolution No. 90, Resolution No. 91 of the Energy Crisis Management Committee (CGE), and Executive Order No. 25.


Curitiba, August 18, 2003

DELOITTE TOUCHE TOHMATSU


                                                 BALANCE SHEETS
                                     As of June 30, 2003 and March 31, 2003
                                     (In thousands of Brazilian reais - R$)

------------------------------------------------------------------------------------------------------------------
ASSETS
                                                                       Company                     Consolidated
------------------------------------------------------------------------------------------------------------------
                                                        June 2003     March 2003     June 2003      March 2003
Current assets
   Cash and banks                                         18,137         21,654        366,028        229,703
   Accounts receivable                                         -              -        630,512        625,031
   Allowance for doubtful accounts                             -              -        (57,133)       (40,487)
   Other receivables, net                                 54,016         54,016         13,071         12,849
   Services in progress                                    1,251          1,252          3,438          3,518
   Recoverable rate deficit (CRC)                              -              -         81,978         63,990
   Recoverable income and social contribution taxes        3,291         22,530         65,149        157,203
   Materials and supplies                                      -              -         16,438         16,401
   Memorandum account for Portion "A" variations               -              -              -          3,964
   Prepaid expenses                                            -              -            989          9,464
   Other receivables, net                                  2,577          2,050         15,711         16,049
                                                          79,272        101,502      1,136,181      1,097,685

 Noncurrent assets
   Accounts receivable                                         -              -         63,465         28,343
   Recoverable rate deficit (CRC)                              -              -        897,190        908,858
   Deferred income and social contribution taxes         129,124        107,034        549,477        584,151
   Escrow deposits                                        73,236         72,219        105,792        101,561
   Subsidiaries and affiliated companies               1,259,543      1,358,346         36,733         36,668
   Memorandum account for Portion "A" variations               -              -        177,056        120,395
   Prepaid expenses and other receivables                  2,060          2,465         58,723         61,162

                                                       1,463,963      1,540,064      1,888,436      1,841,138
 Permanent assets
   Investments                                         4,976,043      4,692,489        529,739        524,504
   Property, plant and equipment
     In service                                                -              -      5,442,321      5,436,581
     Construction in progress                                  -              -        473,172        503,726
   (-) Special liabilities                                     -              -       (657,312)      (641,845)
                                                               -              -      5,258,181      5,298,462

                                                       4,976,043      4,692,489      5,787,920      5,822,966

 Total assets                                          6,519,278      6,334,055      8,812,537      8,761,789

------------------------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these financial statements.

                                                 BALANCE SHEETS
                                     As of June 30, 2003 and March 31, 2003
                                     (In thousands of Brazilian reais - R$)

------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                       Company                     Consolidated
------------------------------------------------------------------------------------------------------------------
                                                        June 2003     March 2003     June 2003      March 2003
  Current liabilities
     Loans and financing                                  18,543         31,857        112,337        139,138
     Debentures                                           32,073          7,159         32,073          7,159
     Suppliers                                               555            495        417,737        549,222
     Income and social contribution taxes                 45,884         45,859        172,541        165,948
     Interest on capital                                     638            638            638            638
     Accrued payroll costs                                   192            197         56,158         46,184
     Post-employment benefits                                  -              -         76,793         74,133
     Regulatory charges                                        -              -         60,509         44,839
     Consumers and other payables                            114            114         29,769         28,545

                                                          97,999         86,319        958,555      1,055,806

   Long-term liabilities
     Loans and financing                                 598,178        706,283      1,213,246      1,366,763
     Debentures                                          596,600        597,471        596,600        597,471
     Suppliers                                                 -              -            889              -
     Post-employment benefits                                  -              -        585,408        588,655
     Income and social contribution taxes                      -              -         60,199         40,934
     Reserve for contingencies                           234,279        233,429        405,418        398,634
     Regulatory charges                                        -              -              -          2,973

                                                       1,429,057      1,537,183      2,861,760      2,995,430



   Shareholders' equity
     Capital stock                                     2,900,000      2,900,000      2,900,000      2,900,000
     Capital reserves                                    817,292        817,292        817,292        817,292
     Income reserves                                   1,274,930        993,261      1,274,930        993,261

                                                       4,992,222      4,710,553      4,992,222      4,710,553

   Total liabilities and shareholders' equity          6,519,278      6,334,055      8,812,537      8,761,789
------------------------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these financial statements.


                                              STATEMENTS OF INCOME
                                  For the periods ended June 30, 2003 and 2002
                                     (In thousands of Brazilian reais - R$)

------------------------------------------------------------------------------------------------------------------

                                                                       Company                     Consolidated
------------------------------------------------------------------------------------------------------------------
                                                             2003           2002        2003           2002
Operating revenues
   Electricity sales to final consumers                        -              -      1,824,768      1,543,543
   Electricity sales to distributors                           -              -         87,902         99,540
   Use of transmission plant                                   -              -         42,945         55,842
   Revenues from telecommunications                            -              -         15,984         17,508
   Other revenues                                              -              -         36,522         30,474

                                                               -              -      2,008,121      1,746,907


 Deductions from operating revenues                            -              -       (611,035)      (495,942)

 Net operating revenues                                        -              -      1,397,086      1,250,965

 Operating expenses
   Personnel                                               1,266          1,639        173,710        141,579
   Pension and assistance plans                               20              -         52,076         56,990
   Materials and supplies                                      1              3        113,970         20,687
   Outside services                                           50          3,014         76,895         73,296
   Electricity purchased for resale                            -              -        365,595        266,453
   Transmission of electricity purchased                       -              -          8,743          7,146
   Use of transmission system                                  -              -         82,234         66,830
   Depreciation and amortization                               -              -        145,113        140,783
   Regulatory charges                                          -              -        114,290         81,105
   Other income and expenses                                 220             15         49,651         27,801

                                                           1,557          4,671      1,182,277        882,670

 Gross profit from energy services                        (1,557)        (4,671)       214,809        368,295

 Equity in results of investees                          270,330         99,785          8,134         (4,168)
 Financial income (expenses)
   Financial income                                        9,555         14,465        157,335         93,030
   Financial expenses                                    (14,313)       (14,866)        35,696       (303,289)

                                                          (4,758)          (401)       193,031       (210,259)

 Income (loss) from operations                           264,015         94,713        415,974        153,868
   Nonoperating expenses, net                                (24)            (7)        (2,974)       (16,275)

 Income (loss) before taxes                              263,991         94,706        413,000        137,593
   Income tax                                              1,583         (5,784)      (107,960)       (36,012)
   Social contribution tax                                   570           (540)       (38,896)       (13,199)

                                                           2,153         (6,324)      (146,856)       (49,211)

 Income (loss) after taxes                               266,144         88,382        266,144         88,382

 Earnings (loss) per thousand outstanding shares          0.9726         0.3230         0.9726         0.3230

------------------------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these financial statements.

                        Notes to the Financial Statements

                               As of June 30, 2003

                 (Amounts in thousands of Brazilian reais - R$)




1.  The Company and its Operations

Companhia Paranaense de Energia - COPEL ("COPEL", the "Company" or the "Parent Company") is a mixed-capital corporation controlled by the Parana State Government. The Company's principal business is the researching, planning, construction and operation of electricity generation plants and the transmission and distribution of electric energy in the State of Parana. The National Electric Energy Agency - ANEEL, part of the Ministry of Mines and Energy, regulates its principal activities. In addition, Copel is authorized to participate in other companies, in the energy and telecommunications areas, in accordance with the applicable legislation.

The wholly-owned subsidiaries of COPEL, privately-held companies, are as follows:

COPEL Geracao S.A. - engaged in exploitation of energy generation service, it has 18 power plants in operation, of which 17 are hydroelectric plants and 1 is a thermoelectric plant, with installed capacity of 4,549.6 MW;

COPEL Transmissao S.A. - principally engaged in exploitation of transmission services and transformation of electric energy, in addition to operating part of the national interconnected system located in the South region of Brazil, to the National Electric System Operator - ONS. It has 124 substations with voltages equal to or greater than 69 kV and 6,772 km of transmission lines;

COPEL Distribuicao S.A. - engaged in exploitation of distribution and sale of any type of energy, specially electric energy, fuels and energetic raw materials. It transmits electricity in 392 of the 399 cities in the State of Parana, serving 98% of consumers in the State, as well as the city of Porto Uniao, State of Santa Catarina. Additionally, it serves independent consumers in the State of Sao Paulo;

COPEL Telecomunicacoes S.A. - engaged in exploitation and provision of all types of telecommunications and communications services legally permitted;

COPEL Participacoes S.A. - engaged in holding ownership interest in other companies or consortiums.

2.  Presentation of Quarterly Financial Information

This quarterly financial information has been prepared in accordance with Brazilian corporate law, together with specific Regulations established by ANEEL and instructions of the Brazilian Securities Commission (CVM).

For a better comparability, the Company made certain reclassifications in the balance sheet as of June 30, 2002.

As supplementary information, we present in Table I the Statement of Cash Flow (Supplemental Table I).

The notes to the financial statements as of December 31, 2002, published in the official press on April 25, 2003, supplement the notes to this quarterly financial information, published on a summarized basis.

All tables included in these Notes are stated in thousands of Brazilian reais.

a) Consolidated financial statements

The consolidated financial statements are presented in accordance with CVM Instruction No. 247/1996 and include the accounts of its wholly-owned subsidiaries COPEL Geracao, COPEL Transmissao, COPEL Distribuicao, COPEL Telecomunicacoes e COPEL Participacoes. The balance sheet and statement of income of each subsidiary are presented in Note 37.

In the consolidation of the financial statements, the Company's investments in the subsidiaries shareholders' equity, intercompany balances and transactions were eliminated, so that the consolidated financial statements effectively represent balances and transactions with third parties.

The subsidiary Companhia Paranaense de Gas - Compagas was not included in the Company's consolidated financial statements, as its does not cause significant changes in the Company's consolidated financial position.

b)  Accounting practices

The principal accounting practices adopted in the preparation of this quarterly financial information are consistent with those adopted for the financial statements as of December 31, 2002.

3.  Cash and Banks

---------------------------------------------------------------------------------------------------

Financial institution                                 Company                       Consolidated
---------------------------------------------------------------------------------------------------
                                    06.30.2003       03.31.2003      06.30.2003      03.31.2003
Cash and banks                             56              132          23,340          38,173
Temporary cash investments
  Federal banks                           142              472         173,306         124,220
  Private banks                        17,939           21,050         169,382          67,310

                                       18,081           21,522         342,688         191,530
---------------------------------------------------------------------------------------------------
                                       18,137           21,654         366,028         229,703
---------------------------------------------------------------------------------------------------

4.  Accounts Receivable

------------------------------------------------------------------------------------------------------------------
                                                      Past due up      Past due
                                            Current    to 90 days    over 90 days                    Consolidated
------------------------------------------------------------------------------------------------------------------
                                                                                       06.30.2003      03.31.2003
Consumidores
  Residencial                               67,608         53,563        7,449           128,620         124,186
  Industrial                                53,048         17,482       10,126            80,656          59,684
  Comercial                                 28,944         22,024        3,401            54,369          51,967
  Rural                                      6,867          3,607          273            10,747          11,410
  Public entities                            9,259         11,048       22,144            42,451          32,471
  Public lighting                            2,139          2,884       20,667            25,690          30,954
  Public services                            6,308          1,118          816             8,242           7,492
  Unbilled                                  90,960              -            -            90,960          92,457
  Energy in installments short-term         34,854              -            -            34,854          36,237
  Energy in installments long-term           9,966              -            -             9,966               -
  Municipal government short-term
     debt installments                      16,547              -            -            16,547          42,386
  Municipal government long-term
     debt installments                      27,124              -            -            27,124               -
  Emergency capacity charges                 5,959          2,999        3,145            12,103          10,730
  Social tariff - low-income consumers      39,012              -            -            39,012          32,005
  Other                                        334          7,617       11,575            19,526          24,723

                                           398,929        122,342       79,596           600,867         556,702
Distributors
  Distributors
  Short-term                                     -              -        1,759             1,759           2,143
  Electricity  sales to distributors -
    MAE (Note 34)                           16,421              -          310            16,731          12,372
   Generating companies -
     short-term reimbursement               16,432              -            -            16,432          17,292
   Generating companies -
     long-term reimbursement                26,375              -            -            26,375          28,343
  Initial contracts                          3,634          1,629            -             5,263           4,726
  Bilateral contracts                       19,161              -            -            19,161          20,177

                                            82,023          1,629        2,069            85,721          85,053
  Transmission network
  Transmission network                         306              -            -               306             299
  Basic network                              6,807            104          150             7,061          11,308
  Connection network                            16              6            -                22              12

                                             7,129            110          150             7,389          11,619
------------------------------------------------------------------------------------------------------------------
                    Total short-term       424,616        124,081       81,815           630,512         625,031
                     Total long-term        63,465              -            -            63,465          28,343
------------------------------------------------------------------------------------------------------------------

The Company has entered into agreements for installment payment of past-due energy bills with Government, including municipal government, and implementing actions to reduce default rate.

5.  Allowance for Doubtful Accounts

The allowance for doubtful accounts was recognized pursuant to ANEEL Accounting Manual for the Electric Energy Public Service, based on a detailed analysis of past-due receivables, at an amount considered by management sufficient to cover possible losses on the realization of receivables.


-----------------------------------------------------------------------------------------------------
                                          Consolidated    Additions      Baixas       Consolidated
-----------------------------------------------------------------------------------------------------
                                           12.31.2002                                   06.30.2003
Accounts receivable
  Electric energy sold                      19,616          7,577            -            27,193
  Spot market                                1,775              -            -             1,775
  Municipal government debt installment
    plan                                     4,399          3,610            -             8,009
  Proceeds from distribution activity       10,744          9,412            -            20,156

                                            36,534         20,599            -            57,133

Other receivables (Notes 6 and 9)            2,828             61            -             2,889
-----------------------------------------------------------------------------------------------------

                                            39,362         20,660            -            60,022
-----------------------------------------------------------------------------------------------------

6.  Other Receivables, Net

--------------------------------------------------------------------------------------------------------------
                                                  Past due up     Past due
                                       Current    to 90 days    over 90 days                  Consolidated
--------------------------------------------------------------------------------------------------------------
                                                                                 06.30.2003    03.31.2003
  Telecommunications services             484         208           221               913           768
  Dividends receivable                  1,539           -             -             1,539         3,031
  Outside services                      4,771       1,451         5,546            11,768        10,199
  Allowance for doubtful accounts           -           -        (1,149)           (1,149)       (1,149)

                                        6,794       1,659         4,618            13,071        12,849
--------------------------------------------------------------------------------------------------------------

7.  Recoverable Rate Deficit (CRC)

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated with the Parana State Government to be reimbursed in 240 monthly installments restated based on IGP-DI and interest of 6.65% annually. On October 1, 1997, the balance was renegotiated for payment in the following 330 months under the price system. The first installment matured on October 30, 1997, and the last monthly installment will be due on March 30, 2025. The remaining clauses of the original contract, including restatement and interest, were maintained.

Of the R$ 81,978 balance in current assets, in addition to installments maturing in the short term, R$ 61,287 refers to installments from September 2002 to June 2003, restated through the balance sheet date.

On March 19, 2003, the Parana State Government filed with the Ministry of Finance a request for the federal government's assumption of Copel's CRC balance. The request was submitted to the analysis of the National Treasury Department.

8.  Taxes Payable

-----------------------------------------------------------------------------------------------------------------

                                                                       Company                     Consolidated
-----------------------------------------------------------------------------------------------------------------
                                                        06.30.2003   03.31.2003      06.30.2003      03.31.2003
Current assets
  Recoverable income and social contribution taxes          3,291       22,530               -          92,326
  Deferred income and social  contribution  taxes (a)           -            -           5,858           6,361
  Recoverable ICMS (b)                                          -            -          59,291          58,516

                                                            3,291       22,530          65,149         157,203
Current liabilities
  Deferred income and social contribution taxes on (a)
    Pension plan deficit - Plan III                             -            -         124,992         125,908
   Pension and  assistance  plans - CVM Res.  No. 371           -            -          63,761          64,933
    Temporary additions                                    96,346       96,346         138,275         130,140
    Tax losses and tax loss carryforwards                  11,686       10,688          79,131         129,182
  Recoverable income and social contribution
     taxes                                                 21,092            -          21,092               -
  Recoverable ICMS (b)                                          -            -         122,226         133,988

                                                          129,124      107,034         549,477         584,151
Current liabilities
  Income and social contribution taxes payable                  -            -           8,002               -
  Income and social contribution taxes
    on CVA deferral (a)                                         -            -               -           1,348
  Withholding income tax                                        4            5             629             633
  ICMS (c)                                                      -            -         124,690         122,515
  COFINS and PASEP                                             78          247          15,036          13,345
  INSS included in REFIS, net of payments (*) (d)          45,550       45,361          23,402          27,314
  Other                                                       252          246             782             793


                                                          45,884          45,859        172,541        165,948
Long-term liabilities
  Income and social contribution taxes
    on CVA deferral (a)                                         -            -          60,199          40,934

                                                                -            -          60,199          40,934
-----------------------------------------------------------------------------------------------------------------
(*) In consolidated

a)  Deferred income and social contribution taxes

The Company has recorded deferred income tax calculated at the rate of 15%, plus a 10% surtax, and deferred social contribution tax at the rate of 9%.

The provision for pension plan deficit is being recognized in conformity with the debt amortization schedule, and the provision for assistance plan is being recorded as post-employment benefits are paid. Other provisions will be recognized according to judicial decisions and realization of regulatory assets.

Pursuant to the tax legislation in force, tax losses and social contribution tax loss carryforwards are available for offset up to the limit of 30% of taxable income, without expiration period.

b)  Recoverable ICMS

The State Government approved, on behalf of COPEL Distribuicao, ICMS credit right, in the amount of R$ 167,485, which was reflected in COPEL's purchases of permanent assets, and will be discounted in ICMS payments over 48 months consecutive or not, restated based on the Conversion and Restatement Factor - FCA.

The Parana State Government, through Decree No. 672, of February 27, 2003, annulled untimely ICMS credits, and the offset of the State debts in September 2002.

The Parana State Government, through Decree No. 954, of April 1, 2003, suspended the effects resulting from Decree No. 672, until a final decision is reached on the administrative proceedings to determine the lawfulness of the aforementioned administrative acts, including, if applicable, the Company's defense at the administrative level.

Due to the suspension of Decree No. 672, the Company's management decided to maintain the recognition and use of the respective credits.

c)  ICMS payable

Of the total R$ 124,690, the amount of R$ 50,274 (R$ 45,000 of principal and the difference of interest and monetary restatement) refers to transactions involving purchase of ICMS credits from Olvepar -Industria e Comercio, cancelled by the Parana State Government on February 27, 2003, through Decree No. 671.

On April 4, 2003, COPEL presented an administrative defense for the aforementioned lawsuit (deemed groundless by appropriate bodies), in which was requested a review of the assessment notice received, and maintenance of the right to take proper measures to preserve its rights and interests, in order to ensure the formerly lawful tax credits.

d)  Tax Recovery Program - REFIS

In 2000, the total debt included in the Tax Recovery Program - REFIS, instituted by Law No. 9,964 of April 10, 2000, was R$89,766, originating from liabilities with the INSS. Of this amount, R$ 45,766 related to interest and fines has been paid with credits arising from income and social contribution tax loss carryforwards acquired from third parties.

REFIS was renegotiated by the Company for payment in 60 months, however, it has not yet been approved by the proper agencies. Accordingly, the total debt was recorded in current assets. Through June 30, 2003, 40 installments had been settled by COPEL. The amount of these installments was calculated based on total debt according to the installment payment period, plus restatement based on the TJLP (Brazilian long-term interest rate).

9.  Other Receivables

---------------------------------------------------------------------------------------------------------------
                                                                      Company                     Consolidated
---------------------------------------------------------------------------------------------------------------
                                                      06.30.2003     03.31.2003      06.30.2003     03.31.2003
  Employees                                                     3            2          11,325          11,905
  Installment payment - Onda (a)                            2,499        1,976           2,499           1,976
  Installment payment - Onda - noncurrent (a)               2,060        2,465           2,060           2,465
  Escrow deposits - CIEN - noncurrent (Note 28)                 -            -           8,733           8,000
  Collateral deposits - STN - noncurrent (Note 14.3)            -            -          27,794          30,611
  IUEE - Municipal  governments - noncurrent (Note 21)          -            -           7,374           7,374
  Compulsory loans - noncurrent                                 -            -           6,428           6,217
  Assets and rights for sale - noncurrent                       -            -           1,858           1,961
  Other receivables                                            75           72           3,627           3,908
  Prepaid expenses and other receivables - noncurrent           -            -           4,476           4,534
  Allowance for doubtful accounts                               -            -          (1,740)         (1,740)

                                                            4,637        4,515          74,434          77,211
---------------------------------------------------------------------------------------------------------------
                                  Total noncurrent          2,577        2,050          15,711          16,049
                                  Total noncurrent          2,060        2,465          58,723          61,162
---------------------------------------------------------------------------------------------------------------

10. Memorandum Account for Portion "A" Variations

Administrative Rule No. 25, of January 24, 2002, of the Ministries of Finance and of Mines and Energy instituted the Memorandum Account for Portion "A" Variations - CVA, with the purpose of recording the cost variations occurred in the annual tariff adjustment period, as from 2001, in connection with the items under the concession for electric energy distribution.

--------------------------------------------------------------------------------------------------------------
                                                                                                 Consolidated
                                                      Principal     Amortization       Net              Net
--------------------------------------------------------------------------------------------------------------
                                                                                    06.30.2003      03.31.2003
Recoverable CVA - tariff adjustment 2002
  Electricity purchased for resale (Itaipu)                 1,149       (1,149)              -             287
  Transmission of electricity purchased from Itaipu           994         (994)              -             249
  Use of transmission system - basic network                9,620       (9,620)              -           2,405
  Regulatory charges (CCC)                                  4,093       (4,093)              -           1,023

                                                           15,856      (15,856)              -           3,964
Recoverable CVA - tariff adjustment 2003
  Electricity purchased for resale (Itaipu)                66,690            -          66,690          66,320
  Transmission of electricity purchased
    from Itaipu                                               940            -             940           1,113
  Use of transmission system - basic network               32,333            -          32,333          32,827
  System service charges                                   17,558                       17,558               -
  Regulatory charges (CDE)                                 24,372            -          24,372          12,186
  Monetary restatement - SELIC                             35,163            -          35,163           7,949

                                                          177,056            -         177,056         120,395

                                                          192,912      (15,856)        177,056         124,359
--------------------------------------------------------------------------------------------------------------
                               Total current                                                 -           3,964

                             Total long term                                           177,056         120,395
--------------------------------------------------------------------------------------------------------------

Administrative Rule No. 116, of April 4, 2003, postpones for 12 months the offset of the balance of the Memorandum Account for "Portion A" Variations, for annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

CVA balance, the offset of which has been postponed under Administrative Rule No. 116, plus CVA balance calculated over the subsequent 12 months under Administrative Rule No. 25, should be offset against concessionaires' electric energy tariffs over the 24 months subsequent to the annual tariff adjustment occurring between April 8, 2004 and April 7, 2005.

Administrative Rule No. 116 also establishes that for purposes of calculating the electric energy tariff adjustment, the Memorandum Account for "Portion A" Variations, variations in the the Energy Development Account (CDE) should also be considered.

11. Receivables from Related Companies

The Company has the following net receivables from its subsidiaries and affiliated companies:

-------------------------------------------------------------------------------------------------
                                                                                      Company
-------------------------------------------------------------------------------------------------
                                                                     06.30.2003      03.31.2003
Consolidated:
  COPEL Geracao S.A.
    Repassed financing (a)                                             437,684         523,534
    Plan III repass - post-employment benefits (Note 18)               (16,029)        (16,029)
    Checking accounts                                                 (106,363)       (108,060)

                                                                       315,292         399,445
  COPEL Transmissao S.A.
    Repassed financing (a)                                              37,318          44,728
    Plan III repass - post-employment benefits (Note 18)               (14,571)        (14,571)
    Checking accounts                                                    6,012           5,822

                                                                        28,759          35,979
  COPEL Distribuicao S.A.
    Repassed financing (a)                                             141,719         169,878
    Repassed debentures (a)                                            520,524         502,825
    Plan III repass - post-employment benefits (Note 18)               (39,343)        (39,343)
    Checking accounts                                                   90,426          93,884

                                                                       713,326         727,244
  COPEL Telecomunicacoes S.A.
    Plan III repass - post-employment benefits (Note 18)                (2,841)         (2,841)
    Checking accounts                                                   22,344          22,286

                                                                        19,503          19,445
  COPEL Participacoes S.A.
    Plan III repass - post-employment benefits (Note 18)                   (73)            (73)
    Checking accounts                                                  146,003         139,638

                                                                       145,930         139,565

                                               Total consolidated    1,222,810       1,321,678
Unconsolidated:
  Foz do Chopim Energetica Ltda.
    Loan agreement                                                      27,533          27,867

                                                                        27,533          27,867
  Compagas
    Loan agreement                                                       9,200           8,801

                                                                         9,200           8,801

                                             Total unconsolidated       36,733          36,668
-------------------------------------------------------------------------------------------------
                                                                     1,259,543       1,358,346
-------------------------------------------------------------------------------------------------

a)  Repassed financing and debentures

The Company passed on loans and financing to its wholly-owned subsidiaries upon their creation in 2001. However, certain contracts for which the transfer to the respective subsidiaries has not yet been legally formalized are recorded in the Parent Company's books.

For purpose of disclosure in the financial statements, the balances of these repassed financing are presented separately, as accounts receivable from wholly-owned subsidiaries and as liabilities for loans and financing, in the amount of R$ 616,721 as of June 30, 2003 (Note 14).

Part of debentures in the amount of R$ 502,825 was also passed on to COPEL Distribuicao, under the same criterion mentioned in the paragraph above (see
Note 15).

12. Investments

Investments are as follows:

Investments are as follows:
-------------------------------------------------------------------------------------------------
                                                     Company                     Consolidated
-------------------------------------------------------------------------------------------------
                                        06.30.2003     03.31.2003    06.30.2003     03.31.2003
Wholly-owned subsidiaries (Note 37)
  COPEL Geracao S.A.                     2,427,304      2,260,237            -               -
  COPEL Transmissao S.A.                   770,300        746,334            -               -
  COPEL Distribuicao S.A.                1,298,693      1,205,248            -               -
  COPEL Telecomunicacoes S.A.              111,224        110,034            -               -
  COPEL Participacoes S.A.                 324,594        326,708            -               -

                                         4,932,115      4,648,561            -               -

Subsidiaries and affiliates (a)                  -              -      475,467         470,276
Other investments
  FINAM - Nova Holanda                       7,761          7,761        7,761           7,761
  FINAM                                     32,285         32,285       32,285          32,285
  FINOR                                      9,870          9,870        9,870           9,870
  Reserve for tax incentive losses          (8,310)        (8,310)      (8,310)         (8,310)
  Assets for future sale                         -              -        8,790           8,790
  Other
                                             2,322          2,322        3,876           3,832

                                            43,928         43,928       54,272          54,228
-------------------------------------------------------------------------------------------------

                                         4,976,043      4,692,489      529,739         524,504
-------------------------------------------------------------------------------------------------

a)  Subsidiaries and affiliated companies

----------------------------------------------------------------------------------------------------------------
                                                        Investee
                                                    shareholders'                                 Consolidated
                                                         equity      Ownership   Consolidated      investment
----------------------------------------------------------------------------------------------------------------
                                                       06.30.2003         (%)        06.30.2003      03.31.2003
Affiliates
  Sercomtel S.A. Telecomunicacoes (**)                    238,976
    Investment                                                           45.00         107,539         108,839
    Goodwill                                                                            20,594          21,651
  Sercomtel Celular S.A. (**)                              39,604
    Investment                                                           45.00          17,822          17,580
    Goodwill                                                                             2,833           2,978
  Domino Holdings S.A. (*)                                461,382        15.00          69,207          64,858
  Escoelectric Ltda. (*)                                    2,204        40.00             882             731
  Copel Amec S/C Ltda. (*)                                    743        48.00             357             343
  Dona Francisca Energetica S.A. (*)                       (6,895)       23.03          (1,588)         (1,871)
    Advances for future capital increase                                                 2,994               -
  Carbocampel S.A. (*)                                        675        49.00             331             349
  Braspower International Engineering  S/C Ltda.(*)           310        49.00             152             174
  Centrais Eolicas do Parana Ltda. (*)                      3,707        30.00           1,112           1,089
  Foz do Chopim Energetica Ltda. (*)                       27,875        35.77           9,971           8,916
  UEG Araucaria Ltda. (*)                                 (36,795)
    Investment                                                           20.00          (7,359)          5,695
    Advances for future capital increase                                               141,898         141,898
  Campos Novos Energia S.A. (*) (***)                     255,000        16.73          42,659          42,659
    Advances for future capital increase                                                20,750          17,066

  Elejor - Centrais Eletricas Rio Jordao S.A. (**) (***)   81,460        20.00          19,997          16,007
  Onda Provedor de Servicos S.A. (*)                         (253)       24.50             (62)             42

                                                                                       450,089         449,004
Subsidiaries
  Companhia Paranaense de Gas - Compagas (**)              49,759        51.00          25,378          21,272

                                                                                        25,378          21,272
----------------------------------------------------------------------------------------------------------------

                                                                                       475,467         470,276
----------------------------------------------------------------------------------------------------------------
  (*) Unaudited (**) Audited by other independent auditors (***) In preoperating phase

The economic basis for the payment of goodwill on investments in Sercomtel S.A. Telecomunicacoes and Sercomtel Celular S.A. was the expectation of future profitability, and the 10-year amortization at the annual rate of 10%, and results from the estimated return on investment based on the discounted cash flow.

In the calculation of equity in UEG Araucaria, COPEL made pro forma adjustments to the subsidiary's shareholders' equity and income, so as to conform the subsidiary's records to COPEL's accounting practices. These adjustments refer mainly to reversal of accounts receivable and respective tax effects, recognized by UEG, related to the energy purchase agreement that is being questioned by the parties (note 16). UEG Araucaria's shareholders' equity and income for the six-month period, before pro forma adjustments, were R$ 27,648,000 and R$ 25,442,000, respectively.

13. Property, Plant and Equipment

-------------------------------------------------------------------------------------------------
                                     Monetarily    Accumulated                    Consolidated
                                  restated cost   depreciation          Net           Net
-------------------------------------------------------------------------------------------------
                                                                    06.30.2003      03.31.2003
In service
  Generation                          4,170,490     (1,233,167)      2,937,323       2,937,658
  Transmission                        1,193,877       (355,481)        838,396         837,105
  Distribution                        2,806,013     (1,262,696)      1,543,317       1,533,958
  Telecommunications                    196,543        (73,523)        123,020         127,583
  Ownership interest                        424           (159)            265             277

                                      8,367,347     (2,925,026)      5,442,321       5,436,581
Construction in progress
  Generation                            190,960              -         190,960         212,085
  Transmission                           86,848              -          86,848          86,257
  Distribution                          180,982              -         180,982         194,907
  Telecommunications                     14,382              -          14,382          10,477

                                        473,172              -         473,172         503,726

                                      8,840,519     (2,925,026)      5,915,493       5,940,307
Special liabilities (a)
  Transmission                                                          (7,140)         (7,139)
  Distribution                                                        (650,172)       (634,706)

                                                                      (657,312)       (641,845)
-------------------------------------------------------------------------------------------------
                                                                     5,258,181       5,298,462
-------------------------------------------------------------------------------------------------

a)  Special liabilities

These are obligations linked to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and consumers, as well as certain unconditional donations and grants for investments in the distribution activity. The maturity of these special liabilities is established by the regulatory authorities for production, transmission and distribution concessions, and the liquidation will occur at the end of the concession.

b)  Electric Energy Universalization Plans

ANEEL, through Resolution No. 223 of April 29, 2003, established the general conditions for preparation of Electric Energy Universalization Plans, with the purpose of serving new consumer units or increasing the load, regulating the provisions of articles 14 and 15 of Law No. 10,438 of April 26, 2002, and defined the responsibilities of the concessionaires and permittees of electric energy distribution public service.

14. Loans and Financing

As commented in Note 11, the Company's Loans and Financing balance refers to obligations with financial institutions passed on to the wholly-owned subsidiaries; the legal transfer of these obligations is in the stage of formalization. The balance is composed as follows:

----------------------------------------------------------------------------------------------------------------
                                                  Current portion     Long term                       Company
                                        Principal   Debt charges      Principal        Total           Total
----------------------------------------------------------------------------------------------------------------
                                                                                     06.30.2003      03.31.2003
Foreign currency
  Eurobonds (1)                               -          6,884         430,800         437,684         523,534
  National Treasury  Department (3)       9,459          2,200         167,378         179,037         214,606

                                          9,459          9,084         598,178         616,721         738,140
----------------------------------------------------------------------------------------------------------------

The consolidated loans are composed as follows:

----------------------------------------------------------------------------------------------------------------
                                                                                                   Consolidated
                                                 Current portion      Long term           Total           Total
----------------------------------------------------------------------------------------------------------------
                                        Principal   Debt charges      Principal      06.30.2003      03.31.2003
Foreign currency
  Eurobonds (1)                               -          6,884         430,800         437,684         523,534
  BID (2)                                25,802          5,256         186,224         217,282         246,108
  National Treasury Department (3)        9,459          2,200         167,378         179,037         214,606
  Banco do Brasil S.A. (4)                5,932            674          32,646          39,252          45,778
  Eletrobras (5)                              -              4              86              90           2,811

                                         41,193         15,018         817,134         873,345       1,032,837
Local currency
  Eletrobras (5)                         41,718             34         386,819         428,571         440,609
  BNDES (6)                               5,033             60           7,549          12,642          13,715
  Banestado (7)                           1,053              2             716           1,771           2,039
  FINEP (8)                               1,305             11               -           1,316           2,590
  Other commercial banks (9)                846              6           1,028           1,880           2,530
  Fundacao Copel (10)                     6,058              -               -           6,058          11,581

                                         56,013            113         396,112         452,238         473,064
----------------------------------------------------------------------------------------------------------------
                                         97,206         15,131       1,213,246       1,325,583       1,505,901
----------------------------------------------------------------------------------------------------------------

(1) Eurobonds - Consists of Eurobonds issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$150,000, subject to interest of 9.75% paid semi-annually, starting on November 2, 1997. This contract has certain debt covenants as follows:

    o Holders of at least 20% of the principal of outstanding Eurobonds, then outstanding, may notify COPEL and the Trustee that these bonds are past-due, and the principal plus accrued interest should be paid in case:
       (i) the Company or any subsidiary sell or desist to carry on the business conducted by them on the Eurobonds issuance date; or (ii) any substantial change in the nature of business occurs; or (iii) the State of Parana ceases to hold at least 51% of the Company's voting capital;

    o The EBTIDA/financial expenses ratio (consolidated) should be, at least, 2.5; and the total debt/EBTIDA ratio should be up to 3.25 (consolidated).

    o The total debt/EBTIDA ratio resulted in a ratio higher than the one established in the debt covenant, due to the effects of the exchange variation of the U.S. dollar against the local currency (Brazilian real), reflected under "Electricity purchased for resale" (Itaipu, CIEN and UEG Araucaria) and "Financial expenses", as they significantly affect the debt balance. Considering the exceptional economic scenario, mainly regarding the exchange variation, on June 27, 2003 COPEL obtained from creditors a waiver of noncompliance with this debt covenant, valid through August 29, 2003. The Company is negotiating the permanent waiver with the holders of the Eurobonds.

(2) BID (Inter-American Development Bank) - Consists of a loan for the Segredo hydroelectric power plant and the Rio Jordao deviation project, guaranteed by the Federal Government, released on January 15, 1991, totaling US$135 million. The first payment of principal was due on January 15, 1997; interest and principal payments are due semi-annually up to 2011. Interest is calculated according to a rate determined by the institution each year, which in the second quarter of 2003 was 5.51% per year. The loan is guaranteed by statutory liens on the financed assets and mortgage guarantee, in addition to the co-guarantee of the Federal Government; the contract has the following debt covenants, which are being fulfilled by the Company:

    o Take proper measures to obtain tariffs which could cover all operating costs;

    o The Company is prohibited to acquire its own shares and distribute any part of its capital without the bank's prior authorization;

    o During the project performance, the Company cannot obtain other long-term loans if the general liquidity ratio is lower than 1.5, without the bank's prior authorization;

    o Liquidity ratio of 1.2, calculated by the ratio between current assets and total short-term commercial and bank financing, excluding the long-term portion and dividends to be reinvested;

    o  Ratio between long-term debt and shareholders' equity should not exceed
       0.9.

(3) National Treasury Department - The debt classified as National Treasury Department which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, signed on May 20, 1998, is as follows:

--------------------------------------------------------------------------------------------------------------
                                                                Grace
                                                 Maturity       period
Bond type                            Years        (date)        (years)                   Consolidated
--------------------------------------------------------------------------------------------------------------
                                                                           06.30.2003      03.31.2003
  Par Bond (a)                        30        15.04.2024        30         45,834          54,332
  Capitalization Bond (b)             20        15.04.2014        10         41,079          48,923
  Debt Conversion Bond (c)            18        15.04.2012        10         36,976          43,430
  Discount Bond (d)                   30        15.04.2024        30         31,892          37,422
  El Bond - Interest Bond (e)         12        15.04.2006        3           9,392          12,853
  New Money Bond (f)                  15        15.04.2009        7           6,899           8,764
  FLIRB (g)                           15        15.04.2009        9           6,965           8,882

                                                                            179,037         214,606
--------------------------------------------------------------------------------------------------------------

The annual interest rates and amortization are as follows:

    a) Par Bond - From 4.0% in the first year to 6.0% to maturity, and a single amortization at maturity.

    b) Capitalization Bond - From 4.0% in the first year to 8.0% to maturity, and amortization in 21 semi-annual installments, beginning April 2004.

    c) Debt Conversion Bond - Six-month LIBOR + 7/8% annually, and amortization in 17 semi-annual installments, beginning April 2004.

    d) Discount Bond - Six-month LIBOR + 13/16% annually and a single amortization at maturity.

    e) El Bond - Interest Bond - Six-month LIBOR + 13/16% annually and amortization in 19 semi-annual installments, beginning April 1997.

    f) New Money Bond - Six-month LIBOR + 7/8% annually and amortization in 17 semi-annual installments, beginning April 2001.

    g) FLIRB - From 4.0% to 5.0% per year in the first years and six-month LIBOR + 13/16% annually after the sixth year to maturity, and amortization in 13 semi-annual installments, beginning April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any financing installment, the credits to be made to its account for own revenues, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bond and Par Bond, there are escrow deposits of R$ 11,464 and R$ 16,330 (R$ 12,354 and R$ 18,257 as of March 31, 2003), respectively, accounted for in other noncurrent assets (Note 9).

(4) Banco do Brasil S.A. - Consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to an interest of 2.8% per year. Guarantee is linked to its own revenue.

(5) Eletrobras - Consists of loans funded by FINEL and of Global Reserve for Reversion - RGR for the expansion of the generation, transmission and distribution systems. Amortization started on June 30, 1996 and the final maturity is in August 2021. Interest of 5.5% and 6.5% per year and principal are paid on a monthly basis restated by the FINEL (Eletrobras financing rate) index and UFIR. The contract repassed to COPEL Distribuicao S.A., with funds from BIRD, is subject to interest of 6.49%; the amount is guaranteed by the Federal Government. All contracts with Eletrobras have the following debt covenants, which are being fulfilled by the Company:

Commitment, until the final settlement of total agreement-related debts, not to assume other commitments exceeding 5% of its fixed assets and/or increase its indebtedness to a level above 66% of its fixed assets;

Commitment to comply with Eletrobras notice within 24 hours, in order to review collaterals in case of borrower privatization, under penalty of accelerated maturity of debt.

(6) BNDES - Consists of a loan used to finance the Rio Jordao deviation project, payable in 99 monthly installments, starting October 15, 1997. The loan is restated based on the TJLP (Brazilian long-term interest rates) limited to 60%, plus a spread of 6% per year. The guarantee is linked to COPEL revenues.

(7) Banco Banestado S.A. - Turnkey suppliers - Consists of several contracts starting September 2, 1996, payable in 48 monthly installments, starting July 15, 1997, restated based on TJLP (limited to 60%), plus a floating spread between 3.5% and 6% per year. The loan was used to finance the electricity distribution network and is secured by Copel's revenues.

(8) FINEP - Consists of a loan on September 13, 1996, to finance the Company's laboratory equipment, payable in 49 monthly installments, beginning September 15, 1999, restated based on TJLP (limited to 60%), plus interest of 6% per year, guaranteed by the State of Parana.

(9) Other banks - Loans with commercial banks to finance the acquisition of electrical components, investments in distribution and transmission networks, and in renegotiation of part of Company's debts. The loans are subject to interest from 5% to 12% per year, and indexed based on TJLP, TR and IGP-M, and are guaranteed by chattel mortgage and the Company's revenues.

(10) Fundacao Copel - Purchase of buildings from Fundacao Copel. The agreement establishes that Copel will pay for the buildings 30 monthly installments, beginning April 30, 2001, calculated based on the price amortization method, with interest rate of 6% per year plus monthly restatement based on the variation of INPC - national consumer price index. Guarantee is provided based on promissory notes and a resolutory clause.

a)  Composition of loans by currency and index:

---------------------------------------------------------------------------------------------
Currency (equivalent R$)/Index                                                   Consolidated
---------------------------------------------------------------------------------------------
                                      06.30.2003            %         03.31.2003            %
Foreign currency

  U.S. dollar                            616,811        46.53            740,951        49.20

  Japanese yen                            39,252         2.96             45,778         3.04

  BID - currency pool                    217,282        16.39            246,108        16.34

                                         873,345        65.88          1,032,837        68.58
Local currency
  TR                                       1,771         0.13              2,038         0.14

  URBNDES and TJLP                       14,757          1.11             17,721         1.18

  IGP-M                                   1,080          0.08              1,114         0.07

  UFIR                                   17,596          1.33             19,305         1.28

  FINEL                                 410,977         31.01            421,305        27.98

  INPC                                    6,057          0.46             11,581         0.77

                                         452,238        34.12            473,064        31.42
---------------------------------------------------------------------------------------------

                                       1,325,583       100.00          1,505,901       100.00
---------------------------------------------------------------------------------------------

b) Variations in the principal foreign currencies and indexes used in the Company's loans and financing in relation to the Brazilian Real:


-----------------------------------------------------------------------------------------
Currency/Index                                                             Variation (%)
-----------------------------------------------------------------------------------------
                                             1st semester     1st semester
                                                of 2003          of 2002      in 2002

  Dolar norte-americano                         (18.72)         22.58         52.27

  Yen                                           (19.44)         34.34         68.18

  BID - cesta de moedas                           2.23           3.68          7.17

  TR                                              2.61           1.22          2.85

  URBNDES                                         2.57           1.76          3.71

  IGP-M                                           5.90           3.48         25.30

  FINEL                                           1.16           0.69          4.68

  INPC                                            7.84           3.42         14.74
-----------------------------------------------------------------------------------------


c)  Maturity of long-term loans and financing:

-------------------------------------------------------------------------------------------------
                                      Foreign          Local
                                     currency       currency                        Consolidated
-------------------------------------------------------------------------------------------------
                                                                   06.30.2003         03.31.2003

  2004                                23,039          22,492           45,531             68,544

  2005                               476,883          42,920          519,803            599,292

  2006                                44,536          37,087           81,623             88,678

  2007                                42,991          35,558           78,549             85,371

  2008                                42,991          34,371           77,362             84,185

  2009                                41,846          30,801           72,647             79,274

  2010                                34,766          29,611           64,377             69,714

  2011                                21,467          29,611           51,078             54,443

  2012                                 6,009          29,611           35,620             36,657

  2013                                 6,009          29,611           35,620             36,657

  After 2013                          76,597          74,439          151,036            163,948
-------------------------------------------------------------------------------------------------
                                     817,134         396,112        1,213,246          1,366,763
-------------------------------------------------------------------------------------------------

d)  Summary of changes in loans and financing:

--------------------------------------------------------------------------------------------------------------------
                                             Foreign currency                    Local currency   Consolidated

                                  Current portion   Long term     Current portion     Long term          Total
--------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2001     201,373         694,755          88,809           459,699       1,444,636

  Proceeds - new loans                     -               -               -             6,370           6,370

  Interest                            82,137               -          43,423                 -         125,560

  Monetary and exchange variations    46,368         365,661           3,831            19,242         435,102

  Transfer from long-term to
     current portion                  32,988         (32,988)         70,268           (70,268)              -

  Payments                          (292,309)              -        (133,910)                -        (426,219)

Balances as of December 31, 2002      70,557       1,027,428          72,421           415,043       1,585,449

  Interest                            35,834               -          19,204                44          55,082

  Monetary and exchange variations   (12,709)       (185,959)          1,576             4,728        (192,364)

  Transfer from long-term to
     current portion                  24,335         (24,335)         23,703           (23,703)              -

  Payments                           (61,806)              -         (60,778)                -        (122,584)

Balances as of June 30, 2003          56,211         817,134          56,126           396,112       1,325,583

--------------------------------------------------------------------------------------------------------------------


15. Debentures

Issuance of simple debentures, concluded on May 9, 2002, with full subscription in the amount of R$ 500,000, divided into 3 series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a 5-year validity term and maturity on March 1, 2007. The 1st series may be renegotiated in March 2004, and the 2nd series in March 2005.

Debentures are non-preferred (chirographary), for which COPEL's wholly-owned subsidiaries were jointly and solidarily liable. These debentures are registered and nonconvertible into shares. These funds were used in the settlement of Euro-Commercial Paper and in the wholly-owned subsidiaries' investment program from 2002 to 2004.

The remuneration of the 1st and 2nd series is equivalent to the DI rate variation (calculated and issued by the Clearinghouse for the Custody and Financial Settlement of Securities - CETIP), expressed as annual percentage, base 252 days, (DI rate), capitalized by spread of 1.75% per year. These debentures will be paid semi-annually at the first business day of March and September. The nominal unit value of 3rd series debentures will be remunerated as from the issuance date, March 1, 2002, based on the IGP-M, considering the number of days, and subject to interest of 13.25% per year. Interest will be annually paid at the first business day of March, restated based on the IGP-M in a single installment, together with the principal.

As of June 30, 2003, balance is as follows:

----------------------------------------------------------------------------------------------------------
                                 Current portion       Long term                      Company and
                                        Interest       Principal                     consolidated
----------------------------------------------------------------------------------------------------------
                                                                     06.30.2003      03.31.2003
Local currency
  Debentures
                               -       32,073           596,600         628,673         604,630

                               -       32,073           596,600         628,673         604,630
----------------------------------------------------------------------------------------------------------

Of the Company's balance, R$ 520,524 (R$ 502,825 as of March 31, 2003) was passed on to COPEL Distribuicao, similarly to loans and financing (Notes 11 and 37).

16. Suppliers

--------------------------------------------------------------------------------------------------------------

                                                                   Company                       Consolidated
--------------------------------------------------------------------------------------------------------------
                                               06.30.2003       03.31.2003        06.30.2003       03.31.2003
Transmission network use charges
  Connection                                            -                -             3,681            3,638

  Basic network                                         -                -            21,012           27,660

  Energy transmission                                   -                -             1,862            1,861

                                                        -                -            26,555           33,159

Electricity suppliers
  ANDE (Paraguay)                                       -                -             3,657            4,648

  Eletrobras (Itaipu)                                   -                -            67,791           80,581

  Concessionaires - MAE (Note 34)                       -                -            25,683            6,496

  Contracted firm energy                                -                -           197,500          271,185

  Itiquira Energetica S.A.                              -                -            12,856           15,849

  Other concessionaires                                 -                -             9,116            1,496

                                                        -                -           316,603          380,255

Suppliers of materials and services (billed and unbilled)

  UEG Araucaria                                         -                -                 -           70,447

  Compagas (note 27)                                    -                -            45,705           47,590

  Other suppliers short-term                          555              495            28,874           17,771

  Other suppliers long-term                             -                -               889                -

                                                      555              495            75,468          135,808

--------------------------------------------------------------------------------------------------------------

                                                      555              495           418,626           549,222
--------------------------------------------------------------------------------------------------------------
          Total current                               555              495           417,737           549,222

          Total long term                               -                -               889                 -

--------------------------------------------------------------------------------------------------------------

The Company's management is renegotiating these agreements, and performing studies, evaluations, analyses and audits, aiming at better contractual conditions to the Company. Accordingly, on February 25, 2003, the Company's Board of Directors authorized the suspension of the following contractual payments:

Tradener Ltda. - Intermediation agreement with COPEL Distribuicao, related to the sale of surplus energy, entered into in 1988 and valid for 10 years.

Escoelectric Ltda. - Agreements with the Company, related to provision of services and implementation of transmission lines and substations, entered into in 1999 and 2001 and valid for 5 years.

UEG Araucaria Ltda. - Agreement with COPEL, related to the purchase of firm energy, in the nominal amount of 484.3 MW, entered into in May 31, 2000 and valid for 20 years.

By means of an agreement for purchase of firm energy and operation and maintenance of a natural gas thermoelectric plant, COPEL and UEG Araucaria signed a commitment of exclusive sale to COPEL of all initial firm energy in the plant, in the amount of 484.3 MW. The responsibility for the operation and maintenance of UEG Araucaria was assumed by COPEL on September 27, 2002, date on which the availability of the commercial operation was informed.

The monthly amount paid refers to the initial firm energy, valued by the energy purchase price for the month, plus the respective insurance costs.

In case of agreement termination due to default by COPEL, UEG Araucaria may elect to transfer the plant to COPEL, and COPEL will pay to UEG Araucaria the higher of the "Fair Market Value of the Plant" or the "Present Value of the Monthly Payments" still due for the remaining period of the agreement, discounted at a 7% p.a. rate, plus any taxes or other tax liabilities.

On April 1, 2003, UEG Araucaria summoned the Company at the "Paris Court of Appeals", for arbitration of pending payments and nonperformance of the agreement. On April 22, 2003, UEG Araucaria forwarded a communication to COPEL informing the termination of the agreement.

On June 22, 2003, COPEL filed with the Parana State Court a declaratory action for nullity of the arbitration clause, and obtained a court injunction suspending the procedure, under penalty of application of a daily fine.

Based on the legal opinion issued by IDC (Civil Law Institute), prepared by renowned jurists, the Company's management is of the opinion that the agreement is ineffective from the legal standpoint, since it was not ratified by ANEEL. Based on this definition, and on the communication of the agreement termination by UEG Araucaria, COPEL is no longer liable for monthly payments not past due, either prior to or after the termination date.

Additionally, the opinion states that the payment of the plant value, intended in the amendment to the filing for arbitration, cannot be considered as due before the litigation's final decision by the Brazilian courts.

The Company's management, based on the legal opinion and the understanding that the agreement between the parties is ineffective, elected to reverse, as of June 30, 2003, the provisions made related to the monthly billings of the UEG Araucaria agreement.

Companhia de Interconexao Energetica - CIEN - COPEL and CIEN signed a commitment for purchase of firm energy, by means of two agreements of 400 MW each, totaling 800 MW of firm energy and associated energy, to be provided by CIEN in the 525 kV bus of the Ita substation (Santa Catarina).

With the purpose of solving pending issues between COPEL and CIEN, the companies made a renegotiation, signing a "Memorandum of Understanding" on August 18, 2003. The renegotiation establishes the reduction of the agreement validity period, which will now be valid through December 31, 2009, whereas in the original wording the agreements would have a validity period of 20 years.

The total contracted volume is 400 MW with load factor of 01 (one), corresponding to 50% of each original agreement.

As to the invoices past due and not paid, referring to 2002, as well as the invoices issued in 2003, the agreement establishes their cancellation, and no complaints or charges by the parties are allowed.

The annual amount approved in the agreement is R$ 395,000,000, of which R$ 332,000,000 for purchase of energy and R$ 63,000,000 for contractual renegotiation fees and guarantee for future rescheduling.

The Company elected to recognize the effects generated by the "Memorandum of Understanding" in the quarterly financial information as of June 30, 2003, and the renegotiation caused a net gain in the income for the first half of 2003, in the amount of R$ 246,150,000. This effect is the result of reversals, both of the amount recorded in 2002 (89,930,000) and the amount recorded for the first half of 2003 (R$ 353,720,000). The new amount recorded for the CIEN agreement, referring to the first half of 2003, was R$ 197,500,000, less the amount recorded for 2002 (R$ 89,930,000), and the expense account "Contracted firm energy" remained with the balance of R$ 107,570,000.

The effectiveness of the renegotiation is contingent on the approval of the amendments to the agreements by the CIEN financing agents, and on the approval by ANEEL.

Usina Hidreletrica de Itiquira - Agreement with COPEL Distribuicao, with intermediation of Tradener Ltda., related to the sale of firm energy held by Itiquira and not sold in the MAE through Tradener, entered into in 1999 and valid for 10 years. In July 2003 the parties signed an amendment to the agreement, and the effects of the renegotiation are reflected in the quarterly financial information as of June 30, 2003.

Compagas - Agreement for sale of natural gas, signed in 2000, destined exclusively for consumption by UEG Araucaria for generation of electric energy, with duration of 20 years, counted from the initial supply (2002).

17. Payroll and Related Charges


--------------------------------------------------------------------------------------------------------------
                                                                    Company                      Consolidated
--------------------------------------------------------------------------------------------------------------
                                                 06.30.2003      03.31.2003        06.30.2003      03.31.2003
Payroll

  Payroll, net                                      105             100               118            120

  Payroll taxes                                      86              96             9,777          8,651

  Consignments on behalf of third parties             1               1                47              9

                                                    192             197             9,942          8,780
Accrued payroll charges

  Vacation and 13th salary                            -               -            35,084         28,750

  Payroll charges on vacation and 13th salary         -               -            11,132          8,654

                                                      -               -            46,216         37,404
--------------------------------------------------------------------------------------------------------------
                                                    192             197            56,158         46,184
--------------------------------------------------------------------------------------------------------------

18. Post-employment Benefits

The Company's subsidiaries, through Fundacao COPEL, of which they are sponsors, maintain retirement supplementation and pension plans ("Pension Plan") and a plan for medical and dental assistance during and after employment ("Assistance Plan") for employees and their dependents. Contributions to the plans are made by both the sponsors and the participants, based on an actuarial calculations prepared by independent actuaries, following the standards applicable to private supplementary pension entities, to provide sufficient funds to cover future cash requirements arising from the benefit obligations.

With the creation of wholly-owned subsidiaries in 2001, the debt balance related to the change of the pension plan (Pension Plan III) in 1998, restated to that date, was transferred to them, financed in 210 monthly installments, indexed to the INPC and subject to interest of 6% per year, with maturity beginning August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundacao Copel to restrict their bank account balances, and the Company remained as the solidary guarantor of any deficit arising from the granting of benefits.

The Company adopts the accounting practices introduced by CVM Resolution No. 371 of December 13, 2000 for recording costs of pension and assistance plans, and charges on the debt assumed with Plan III.

The estimated costs of the plans for 2003 and 2002 under the criteria established by CVM Resolution No. 371/2000 are shown below. A portion equivalent to one quarter in the amount of R$ 46,298 has been accounted for (Note 26):



--------------------------------------------------------------------------------------------------------
                                                Pension         Assistance         Consolidated

                                                   Plan               Plan                Total
--------------------------------------------------------------------------------------------------------
  Cost of current service                         4,235              4,274                8,509

  Estimated interest cost                       201,387             24,408              225,795

  Estimated return on plan assets              (139,437)            (1,899)            (141,336)

  Estimated employee contributions                 (373)                 -                 (373)

  Total estimated                                65,812             26,783               92,595
--------------------------------------------------------------------------------------------------------

19. Regulatory Charges

--------------------------------------------------------------------------------
                                                                    Consolidated
--------------------------------------------------------------------------------
                                                      06.30.2003      03.31.2003

  RGR - differences in 2000 and 2001 - current        14,693               -

  RGR - differences in 2000 and 2001 - long term           -           2,973

  Global reserve for reversion quota - RGR             4,947           4,013

  Financial compensation - water resources             7,276           8,747

  Fuel usage quota - CCC                              12,183          12,058

  Energy development quota - CDE                       6,159           6,159

  ANEEL - inspection fee                                 465             553

  FUST and FUNTEL taxes                                   16              14

  Emergency capacity charges                          14,770          13,295

                                                      60,509          47,812
--------------------------------------------------------------------------------
                                  Total current       60,509          44,839

                                Total long term            -           2,973
--------------------------------------------------------------------------------

20. Consumers and Other Payables


------------------------------------------------------------------------------------------------

                                                          Company                  Consolidated
------------------------------------------------------------------------------------------------
                                       06.30.2003      03.31.2003     06.30.2003     03.31.2003
Consumers

  Public lighting fee collected             -               -         20,908         15,237

  Advance billing of electric power         -               -            106            573

  Low-income consumers                      -               -          1,460          2,328

  Advances from customers - ICMS credit     -               -          2,057          4,128

  Other consumers                           -               -            476          1,051

  Other payables                            -               -         25,007         23,317

  Collateral deposits                       -               -            125             69

  Compulsory loans - Eletrobras             -               -          1,719          2,300

  Other                                    114            114          2,918          2,859

                                           114            114          4,762          5,228
------------------------------------------------------------------------------------------------
                                           114            114         29,769         28,545
------------------------------------------------------------------------------------------------

21. Reserve for Contingencies

The Company is a party to labor, tax and civil lawsuits before different lower courts. The Company's management, based on the opinion of its legal counsel, recognized a reserve for contingencies for lawsuits with probable chance of loss.


----------------------------------------------------------------------------------------------------------------------------------
                                                      Consolidated                      Company                     Consolidated

                    Escrow deposits (Noncurrent assets)                                    Provisions (Long-term liabilities)
---------------------------------------------------------------------------------------------------------------------------------
                         06.30.2003                     03.31.2003      06.30.2003   03.31.2003    06.30.2003         03.31.2003

Labor                    24,176         21,160                           4,401        4,402        86,455             82,696

Civil:

  Consumers                 170             6                                -            -        17,419             15,840

  Rights of way           4,503         4,338                                -            -        53,127             53,127

  IUEE -
  municipal governments       -             -                                -            -         7,374              7,374

Tax:


  COFINS                      -             -                         197,550       197,549       197,550            197,549

  PASEP                  32,110        31,260                          32,328        31,478        32,328             31,478

  INSS (a)               40,963        40,958                               -             -        11,165             10,570

Other escrow deposits     3,870         3,839                               -             -             -                  -

---------------------------------------------------------------------------------------------------------------------------------
                        105,792       101,561                         234,279       233,429       405,418            398,634
---------------------------------------------------------------------------------------------------------------------------------

a)  INSS

Escrow deposits related to INSS, and other deposits related to third-party services, include other Company's lawsuits which are being contested and supported by escrow deposits.

22. Capital

As of June 30, 2003, capital is R$ 2,900,000, represented by shares (without par value) held as follows:



-----------------------------------------------------------------------------------------------------------------------------------


                                                                                             Number of shares in thousands
Shareholders                       Common                    Preferred "A"            Preferred "B"                     Total
-----------------------------------------------------------------------------------------------------------------------------------
                                                 %                         %                        %                           %
State of Parana             85,028,464        58.6            -            -               -        -        85,028,464      31.1

Parana Investimentos S.A.          134           -            -            -          13,639        -            13,773         -

Eletrobras                   1,530,775         1.1            -            -               -        -         1,530,775       0.6

BND ESPAR                   38,298,775        26.4            -            -      28,210,943     22.0        66,509,718      24.3

Stock Exchanges (Brasil)    19,217,868        13.3      122,233         30.0      53,241,322     41.4        72,581,423      26.4

Stock Exchanges (ADR's)        357,579         0.2            -            -      46,616,863     36.4        46,974,442      17.2

Municipalities                 184,295         0.1       14,715          3.6               -        -           199,010       0.1

Other                          413,191         0.3       270,029        66.4         134,551      0.1           817,771       0.3

                           145,031,081       100.0       406,977       100.0     128,217,318    100.0       273,655,376     100.0
-----------------------------------------------------------------------------------------------------------------------------------

The preferred shares "A" do not have voting rights; however, they have priority in the redemption of capital and the right to dividend payments of 10% per year, non-cumulative, calculated on the capital stock of this class.

Preferred shares "B" do not have voting rights; however, they have priority in the distribution of minimum dividends, calculated at 25% of net income adjusted as prescribed by corporate law and the Company's by-laws. The dividends to which Class "B" shares are entitled will have priority only in relation to common shares and will only be paid to the remaining profits account after the payment of priority dividends to preferred shares "A".

In accordance with Article 17 and its paragraphs of Law No. 6,404/1976, dividends attributed to preferred shares should be at least 10% higher than those attributed to common shares.

23. Operating Revenues


-------------------------------------------------------------------------------
                                                                  Consolidated
-------------------------------------------------------------------------------
                                             06.30.2003         06.30.2002
Consumers

  Residential                                   653,392            575,237

  Industrial                                    587,956            474,728

  Commercial                                    353,463            300,085

  Rural                                          82,358             69,083

  Public entities                                53,671             43,710

  Public lighting                                52,249             45,668

  Public service                                 41,679             35,032

                                              1,824,768          1,543,543
Distributors

  Initial contracts                              15,398             13,461

  Bilateral contracts                            57,629             20,788

  Spot market                                         -                275

  Sales - MAE (note 34)                          14,875             65,016

                                                 87,902             99,540
Revenue from network use

  Electric network                                  207                144

  Basic network                                  42,672             55,654

  Connection network                                 66                 44

                                                 42,945             55,842

Revenue from telecommunications and other

  Data communications and
    telecommunications services                  15,984             17,508

                                                 15,984             17,508
Other operating revenues

  Provision of services                          12,266             11,848

  Rentals                                        13,882             11,634

  Grants - CCC                                    5,279              3,146

  Service subject to taxation                     3,391              3,521

  Other                                           1,704                325

                                                 36,522             30,474
--------------------------------------------------------------------------------
                                              2,008,121          1,746,907
--------------------------------------------------------------------------------

24. Deductions from Operating Revenues

-------------------------------------------------------------------------
                                                             Consolidated
-------------------------------------------------------------------------
                                       06.30.2003         06.30.2002
Taxes on revenue

  COFINS tax                               72,818             67,326

  PASEP tax                                12,200             14,587

  ICMS (state VAT)                        442,610            387,797

  ISSQN (tax on services)                     590                547

                                           528,218            470,257
Consumers' charges

  Global reserve for reversion
    quota (RGR)                             36,732             25,685

  Emergy capacity charges                   46,085                  -

                                            82,817             25,685
-------------------------------------------------------------------------
                                           611,035            495,942
-------------------------------------------------------------------------

25. Personnel Expenses


---------------------------------------------------------------------------------------------------------------------

                                                                           Company                      Consolidated
---------------------------------------------------------------------------------------------------------------------
                                                        06.30.2003      06.30.2002        06.30.2003      06.30.2002

  Salaries and wages                                         1,003           1,287           123,466         104,562

  Payroll charges                                              263             352            43,937          40,220

  Meal assistance to employees and education allowance           -               -            11,233           9,776

  Termination and retirement incentive program                   -               -            10,134           1,560

  (-) Transfers to construction in progress                      -               -           (15,060)        (14,539)


                                                             1,266           1,639           173,710         141,579
---------------------------------------------------------------------------------------------------------------------


26. Pension and Assistance Plans

In the first semester of 2003, expenses incurred with pension and assistance plans were as follows:

--------------------------------------------------------------------------------
                    Pension       Assistance                       Consolidated
                       plan             plan      06.30.2003         06.30.2002
--------------------------------------------------------------------------------
  Retirees           32,906           13,392          46,298             37,602

  Active employees        -            5,778           5,778             19,388

                     32,906           19,170          52,076             56,990
--------------------------------------------------------------------------------

27. Materials and Inputs for Electric Energy Generation


--------------------------------------------------------------------------------------------------------

                                                              Company                      Consolidated
--------------------------------------------------------------------------------------------------------
                                           06.30.2003      06.30.2002       06.30.2003       06.30.2002
Materials

  Material for use in the electric system           -               -            5,472            4,929

    Fuel and vehicle parts                          -               -            7,825            6,076

    Other                                           1                3           6,505            6,178

                                                    1                3          19,802           17,183

Inputs for electric energy generation

  Purchase of gas - Compagas                        -                -          87,482             359

  Fuel for electric energy generation               -                -           5,976           3,145

  Other                                             -                -             710               -

                                                    -                -          94,168           3,504

--------------------------------------------------------------------------------------------------------
                                                    1                3         113,970          20,687
--------------------------------------------------------------------------------------------------------


28. Electricity Purchased for Resale

-------------------------------------------------------------------
                                                      Consolidated
-------------------------------------------------------------------
                                     06.30.2003         06.30.2002

  ANDE (Paraguay)                         5,696                491

  Eletrobras (Itaipu)                   194,103            206,009

  Contracted firm energy (note 16)      107,570             41,685

  Dona Francisca Energetica S.A.         10,972                  -

  MAE                                    25,363                  -

  Other concessionaires                  21,891             18,268

                                        365,595            266,453
-------------------------------------------------------------------

29. Other Operating Expenses


---------------------------------------------------------------------------------------------------
                                                            Company                   Consolidated
---------------------------------------------------------------------------------------------------
                                           06.30.2003    06.30.2002      06.30.2003     06.30.2002

  FNDCT                                             -            -            2,400            781

  Insurance                                         -            1           13,286          1,721

  Taxes                                             -            -            8,024          5,454

  Rentals                                           -            -            6,529          7,674

  Provision for contingencies                     237            -            2,830              -

  Allowance for doubtful accounts (Note 5)          -            -           20,660          14,392

  Donations, contributions and grants               -            -                1           2,952

  Own consumption of electric energy                -            -            1,824           1,736

  Indemnities                                       -            -             1,126          1,483

  General expenses                                  -            91            3,881          6,802

  Recovery of expenses                            (17)          (77)         (10,910)       (15,194)

                                                  220            15           49,651         27,801
---------------------------------------------------------------------------------------------------

30. Equity in Results of Subsidiaries and Affiliated Companies

In the first semester of 2003, equity in results of subsidiaries and affiliated companies is comprised as follows:


--------------------------------------------------------------------------------------------------------------
                                                                     Company                     Consolidated
--------------------------------------------------------------------------------------------------------------
                                                  06.30.2003      06.30.2002      06.30.2003       06.30.2002
Equity in results of subsidiaries and affiliates

  COPEL Geracao S.A.                                 151,966         46,833               -                 -

  COPEL Transmissao S.A.                              48,368         23,056               -                 -

  COPEL Distribuicao S.A.                             59,871         31,254               -                 -

  COPEL Telecomunicacoes S.A.                          2,287          3,762               -                 -

  COPEL Participacoes S.A.                             7,777         (5,174)              -                 -

  Subsidiaries and affiliates (a)                          -              -          10,477            (3,663)

                                                     270,269          99,731         10,477            (3,663)
Investments in other companies

Interest on capital

  Domino Holdings S.A.                                     -              -               -            1,845

Dividends                                                 61             54              61               54

Goodwill amortization

  Sercomtel S.A. Telecomunicacoes                          -              -          (2,114)          (2,114)

  Sercomtel Celular S.A.                                   -              -            (290)            (290)

                                                          61              54         (2,343)            (505)
--------------------------------------------------------------------------------------------------------------
                                                     270,330          99,785          8,134           (4,168)
--------------------------------------------------------------------------------------------------------------

a)  Equity in results of subsidiaries and affiliated companies


---------------------------------------                  ---------------------------------------------------------------
                                     Investee                                                  Consolidated - Equity in
                                                                                                                results

                                                                                                    of subsidiaries and
                                        Net income (loss)        Ownership                                   affiliates
------------------------------------------------------------------------------------------------------------------------
                                               06.30.2003       (%)                06.30.2003                06.30.2002

  Sercomtel S.A. Telecomunicacoes              (3,804)         45.00                (1,712)                   (2,918)

    Sercomtel Celular S.A.                      1,812          45.00                   815                       281

  Tradener Ltda.                                    -          45.00                     -                       154

  Domino Holdings S.A.                         56,698          15.00                 8,505                     2,635

  Escoelectric Ltda.                              329          40.00                   222                        16

  Copel Amec S/C Ltda.                              7          48.00                     4                       (31)

  Dona Francisca Energetica S.A.                8,332          23.03                 1,919                    (5,239)

  Carbocampel S.A.                                (66)         49.00                   (33)                       72

  Braspower S/C Ltda.                            (189)         49.00                   (92)                       36

  Centrais Eolicas do Parana Ltda.                243          30.00                    73                        35

  Foz do Chopim Energetica Ltda.                4,769          35.77                 1,706                       716

  UEG Araucaria Ltda.                         (37,215)         20.00                (7,443)                        -

  Onda Provedor de Servicos S.A.                 (836)         24.50                  (197)                        -

  Companhia Paranaense de Gas                  13,157          51.00                 6,710                       644

  Companhia Nacional de Intervias                   -          50.00                     -                       (64)

                                                                                    10,477                    (3,663)
------------------------------------------------------------------------------------------------------------------------

The Company's directors authorized the subsidiary COPEL Participacoes to take the required measures for selling its ownership interest in Tradener, and for this reason the investment is recorded under "Assets and rights for sale" in noncurrent assets (note 9).

31. Financial Income and Expenses


---------------------------------------------------------------------------------------------------
                                                              Company                 Consolidated
---------------------------------------------------------------------------------------------------
                                             06.30.2003    06.30.2002     06.30.2003    06.30.2002

Receitas financeiras

  Income from short-term investments             4,660         12,194         24,227        20,166

  Interest and commissions                       3,465          1,944         34,718        27,910

  Monetary variations                               (3)           875         45,363        32,010

  Late payment charges on energy bills               -              -         15,144        12,328

  (-) Income and social contribution taxes        (466)          (549)        (6,541)       (3,594)

  Monetary restatement - CVA                         -              -         31,545             -

  Other financial income                         1,899              1         12,879         4,210

                                                 9,555         14,465        157,335        93,030
Financial expenses

  Total debt charges                            12,671              -        107,705        73,515

  Total monetary and exchange variations             -              -       (158,359)      199,773

  Interest on taxes in installments              1,083          6,609          1,083         6,609

  Other financial expenses                         559          8,257         13,875        23,392

                                                14,313        14,866        (35,696)       303,289
---------------------------------------------------------------------------------------------------
                                                (4,758)         (401)       193,031       (210,259)
---------------------------------------------------------------------------------------------------

32. Tariff Adjustments

a)  Annual tariff adjustment

By means of Resolution No. 284, of June 23, 2003, the National Electric Energy Agency (ANEEL) approved the energy tariffs applicable to the Company's end consumers, established the annual revenue from connection installation, set the annual inspection fee for electric energy services and the charges for use of distribution systems.

The tariff increase would be in effect as of January 24, 2003, with average increase of up to 25.27%.

As disclosed in a Significant Event, published on June 27, 2003, in order to mitigate the impacts of this adjustment for Parana State consumers, without consumption reduction, and reduce the default rates, reward consumers for timely payment, and attract new consumers, mainly industrial ones, the Company will invest part of the adjustment on a gradual basis. COPEL is analyzing the most appropriate way of implementing the measure.

b)  Periodic tariff revision

The electric energy distribution concession agreements establish that ANEEL will perform the periodic revision of regulated tariffs, raising or lowering them, considering the changes in the concessionary's cost structure and market, tariff levels observed in similar companies in the domestic and foreign markets, fostering of investments, efficiency and reasonableness of tariffs.

ANEEL Resolution No. 493, of September 3, 2002, establishes the methodology and general criteria for definition of the remuneration basis, for a periodic tariff revision for the energy distribution concessionaires.

COPEL tariff revision will occur on June 24, 2004 and, in compliance with Resolution No. 493, COPEL will conduct a bidding process for contracting the company that will appraise the assets for composition of the remuneration basis.

33. Overall Agreement for the Electric Energy Sector

COPEL Geracao signed the Overall Agreement for the Electric Energy Sector in July 2002. COPEL Distribuicao and ANEEL diverge as to the understanding of the rules set forth in the Agreement, and there are pending items at the administrative and judicial levels between the parties .

In 2002, the Company filed an administrative proceeding against ANEEL for approval of "Portion A" (costs incurred in the period from January 1, 2001 to October 25, 2001). The Company wrote off the regulatory asset, corresponding to R$ 302,967,000 as of December 31, 2002, since its legal counselors' opinion is that chances of success in this proceeding are remote. The discussion of the proceeding is restricted to the inclusion or not of COPEL in the General Agreement for the Electric Energy Sector, in view of the existence of a lawsuit related to ANEEL Decision No. 288/2002.

34. Wholesale Energy Market - MAE

Information on sale of electric energy of COPEL Distribuicao recorded in the MAE was not recognized by the Company as effective and definite for 2000, 2001 and the first quarter of 2002. This information was calculated under criteria and amounts set forth in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002, and the Company has already contested these decisions at the administrative and judicial levels.

The Company's claim involves the partial sale of energy from Itaipu in the Southern and Southeastern submarkets so as to comply with the bilateral agreements of electricity from independent suppliers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. As of December 31, 2002, the estimated amount of calculation differences is approximately R$ 361,000, not recorded by the Company as spot market energy in liabilities.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the new accounting set forth in ANEEL Decision No. 288 and ANEEL Resolution No. 395.

Management, based on the opinion of its legal counsel, considers that the chances of success on these lawsuits are good.


-------------------------------------------------------------------------------------------------------------
                                                 COPEL                COPEL                      Consolidated
                                           Geracao S.A.    Distribuicao S.A.            Total           Total
-------------------------------------------------------------------------------------------------------------
                                                                                   06.30.2003      03.31.2003
Current assets (Note 4)

  From September of 2000 to December 2002          956                  900             1,856           4,311

  From January to March 2003                     8,061                    -             8,061           8,061

  From April to June 2003                        6,814                    -             6,814               -

                                                15,831                  900            16,731          12,372
Current liabilities (Note 16)

  From October to December 2002                 14,288                    -            14,288           2,519

  From January to March 2003                         -                3,977             3,977           3,977

  From April to June 2003                            -                7,418             7,418               -

                                                14,288               11,395            25,683           6,496
-------------------------------------------------------------------------------------------------------------

Changes in spot-market energy amounts (MAE) in the second quarter of 2003 are as follows:


-------------------------------------------------------------------------------------------------------------
                                          Amounts                                               Consolidated
                                          pending                                            Amounts pending
                                       settlement         Settlement         Recording            settlement
-------------------------------------------------------------------------------------------------------------
                                       03.31.2003                                                 06.30.2003

Current assets (Note 4)

  Up to December 2002                       4,311             (2,455)                -                1,856

  From January to March 2003                8,061                  -                 -                8,061

  From April to June 2003                       -                  -             6,814                6,814

                                           12,372             (2,455)            6,814               16,731

Current liabilities (Note 16)

  Up to December 2002                       2,519                  -            11,769               14,288

  From January to March 2003                3,977                  -                 -                3,977

  From April to June 2003                       -                  -             7,418                7,418

                                            6,496                  -            19,187               25,683
-------------------------------------------------------------------------------------------------------------
                                            5,876             (2,455)          (12,373)              (8,952)
-------------------------------------------------------------------------------------------------------------

On June 24, 2003, after conclusion of the audit work, MAE disclosed a communication approving the new schedule for settlement of the remaining 50% related to operations conducted in the period from September 2000 to September 2002. The settlement occurred on July 3, 2003, and the dates previously agreed for settlement of operations related to October, November and December 2002 were maintained: July 7, 2003, July 10, 2003, and July 17, 2003, respectively.


The long-term energy amounts may be subject to changes, depending on the decisions of the ongoing lawsuits, filed by certain energy companies, and also by COPEL, related to the interpretation of the prevailing market rules. These companies, not included in the rationing area, obtained an injunction that nullifies the effect of ANEEL Decision No. 288, of May 16, 2002, which was intended to clarify to energy companies the treatment and form of application of certain accounting rules of MAE, included in the General Agreement for the Electric Energy Sector.

35. Financial Instruments

Up to June 30, 2003, the Company has not conducted transactions classified as derivative financial instruments, as defined by CVM Instruction No. 235, of March 23, 1995, nor financial transactions for the purpose of hedging against the risk of loss due to fluctuations in exchange and interest rates.

36. Related-Party Transactions

COPEL enters into a variety of unconsolidated related-party transactions, including the sale of electricity. Electricity sales are based on tariffs approved by ANEEL, and the amounts billed are not material for disclosure purposes. All other transactions are completed on an arm's-length basis.


--------------------------------------------------------------------------------------------------------------

          Related parties                               Nature of transactions                        Note
--------------------------------------------------------------------------------------------------------------


Sercomtel S.A. Telecomunicacoes     Ownership percentage in Onda Provedor de Servicos S.A. (COPEL PAR)     12

                                    Lease of optical fibers (COPEL TELECOM)                                 -

Domino Holdings S.A.                Ownership percentage in Sanepar (COPEL PAR)                            12

Escoelectric Ltda.                  Service provision and implementation of transmission lines and

                                    substations (COPEL DIS)                                                 -

Copel Amec S/C Ltda.                Technical  consulting  services  to  Foz  do  Chopim  Energetica

                                   (COPEL GER)                                                              -

                                    Transfer of employees (COPEL GER)                                       -

Dona Francisca Energetica S.A.      Shares pledged as collateral for loans (COPEL PAR)                      -

CarbocampelS.A.                     Reactivation of Figueira power plant (COPEL GER)                        -

Braspower I.Engineering S/C Ltda.   Transfer of employees (COPEL GER)                                       -

Centrais Eolicas do Parana Ltda.    Purchase of power (COPEL DIS)                                           -

Foz do Chopim Energeticatda.        Loan for construction of power plant and transmission system           11

                                    Purchase of guaranteed energy (COPEL GER)                               -

Onda Provedor de Servicos S.A.      Installment payment                                                     9

Companhia Paranaense de Gas         Loans                                                                  11

                                    Purchase of gas (COPEL GER)                                            27

Consorcio Sao Jeronimo              Purchase and sale of electric energy (COPEL DIS)                        -

                                    Provision of technical assistance services (COPEL GER)                  -

Parana State Government             CRC Account (COPEL DIS)                                                 7

Lactec                              Economic,  scientific,  technological,  social  and  sustainable agreement

                                    for environmental preservation and conservation and

                                    fight against poverty                                                   -

Eletrobras                          Loans and financing                                                    14

Eletrobras (Itaipu)                 Purchase of electricity for resale                              16 and 28

Fundacao Copel                      Pension/assistance plan contributions and loans                 14 and 18
--------------------------------------------------------------------------------------------------------------

The balances arising from transactions between the Company and its wholly-owned subsidiaries are shown in Note 11.

The Company provided guarantees to its affiliated company Dona Francisca Energetica S.A., for the loans obtained from Interamerican Development Bank - IDB (guaranteed by its shares of the affiliated company's capital) and from the National Economic and Social Development Bank - BNDES (solidary debtor), in the amounts of US$ 47,000 and R$ 47,300, respectively.

37. Wholly-Owned Subsidiaries

Find below the financial statements of the Company's wholly-owned subsidiaries:
COPEL Geracao (GER), COPEL Transmissao (TRA), COPEL Distribuicao (DIS), COPEL Telecomunicacoes (TELECOM) and COPEL Participacoes (PAR), as of June 30, 2003, reclassified for consolidation purposes.

                                                                             BALANCE SHEETS
                                                                           As of June 30, 2003
                                                                  (In thousands of Brazilian reais - R$)


-----------------------------------------------------------------------------------------------------------------------------------
 ASSETS                                                                  GER           TRA           DIS       TELECOM         PAR
-----------------------------------------------------------------------------------------------------------------------------------
 Circulante
  Cash and banks                                                     168,135        88,701        75,807        13,070        2,178
  Accounts receivable, net                                           214,305        24,873       521,731             -            -
  Other receivables, net                                                 466             2        10,344         3,096        1,539
  Services in progress                                                   363         1,054           479             -          291
  Recoverable rate deficit (CRC)                                           -             -        81,978             -            -
  Recoverable income and social contribution taxes                     6,367        10,561       110,492         1,280        1,394
  Materials and supplies                                                   -         6,163         8,994         1,281            -
  Prepaid expenses and other receivables, net                          8,029         4,050         1,222           710          112
                                                                     397,665       135,404       811,047        19,437        5,514
Noncurrent assets
  Accounts receivable                                                 26,375             -        37,090             -            -
  Recoverable rate deficit (CRC)                                           -             -       897,190             -            -
  Recoverable income and social contribution taxes                    44,906        39,409       322,375         9,182        4,481
  Escrow deposits                                                      3,591         8,009        20,789           167            -
  Subsidiaries and affiliated companies                              119,287        24,762             -             -            -
  Memorandum account for Portion "A" variations                            -             -       177,056             -            -
  Other noncurrent assets                                              4,279         5,916        44,773             -        1,695
                                                                     198,438        78,096     1,499,273         9,349        6,176
Permanent assets
  Investments                                                          6,045         2,266           479             -      477,021
  Property, plant and equipment, net                               3,128,283       925,244     1,724,299       137,402          265
  (-) Special liabilities                                                  -        (7,140)     (650,172)            -            -
                                                                   3,134,328       920,370     1,074,606       137,402      477,286

Total Assets                                                       3,730,431     1,133,870     3,384,926       166,188      488,976
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                     GER           TRA           DIS       TELECOM         PAR
-----------------------------------------------------------------------------------------------------------------------------------

Current liabilities
  Loans and financing                                                 71,185        18,581        22,571             -            -
  Debentures                                                               -             -        23,924             -            -
  Suppliers                                                           77,705         4,617       521,899         2,899            3
  Income and social contribution taxes                                41,403        21,617       130,679         1,192            2
  Interest on capital                                                      -        41,467             -         2,690        9,859
  Accrued payroll costs                                               10,239         9,236        33,017         2,934          540
  Post-employment benefits                                            19,938        13,884        40,021         2,837          113
  Regulatory charges                                                  11,672           760        48,061            16            -
  Consumers and other payables                                           272            57        29,339            17            1
                                                                     232,414       110,219       849,511        12,585       10,518
Long-term liabilities
  Loans and financing                                                937,446       130,117       145,683             -            -
  Debentures                                                               -             -       496,600             -            -
  Suppliers                                                              889             -             -             -            -
  Post-employment benefits                                           108,631       103,960       349,069        22,808          940
  Income and social contribution taxes                                     -             -        60,199             -            -
  Subsidiaries and affiliated companies                                    -             -        57,401        19,223      152,924
  Reserve for contingencies                                           23,747        19,274       127,770           348            -
                                                                   1,070,713       253,351     1,236,722        42,379      153,864
 Patrimonio Liquido
  Capital stock                                                    2,338,932       751,989     1,607,168       120,650      330,718
  Capital reserves                                                         -             -             -           701            -
  Accumulated deficit                                                 88,372        18,311      (308,475)      (10,127)      (6,124)
                                                                   2,427,304       770,300     1,298,693       111,224      324,594

Total liabilities and shareholders' equity                         3,730,431     1,133,870     3,384,926       166,188      488,976
-----------------------------------------------------------------------------------------------------------------------------------

                                                        STATEMENTS OF INCOME
                                                 For the period ended June 30, 2003
                                               (In thousands of Brazilian reais - R$)


-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME                                                     GER           TRA           DIS       TELECOM          PAR
-----------------------------------------------------------------------------------------------------------------------------------

Operating revenues
  Electricity sales to final consumers                                53,936             -     1,772,238             -            -
  Electricity sales to distributors                                  384,659             -        70,783             -            -
  Use of transmission plant                                                -       123,554           207             -            -
  Revenues from telecommunications                                         -             -             -        30,221            -
  Other revenues                                                       9,917         1,493        25,424             6            -
  Deductions from operating revenues                                 (30,017)       (9,929)     (566,731)       (4,358)           -
 Net operating revenues                                              418,495       115,118     1,301,921        25,869            -
Operating expenses
  Personnel and pension and assistance plans                          40,802        31,779       141,148         9,404        1,367
  Materials and supplies and outside services                        118,581         5,273        79,573         3,006          429
  Electricity purchased for resale                                    17,115             -       716,020             -            -
  Use of transmission system                                          22,313             -       149,480             -            -
  Depreciation and amortization                                       50,051        17,403        68,343         9,294           22
  Regulatory charges and other income and expenses                    43,633         2,821       116,266           883           31
                                                                     292,495        57,276     1,270,830        22,587        1,849
Gross profit from energy services                                    126,000        57,842        31,091         3,282       (1,849)
  Financial income (expenses)                                              -             -             -             -        8,073
Financial income (expenses), including exchange variation
  Financial income                                                    20,581         8,055       131,747           877          119
  Financial expenses                                                  86,527        10,564       (60,531)         (136)         (14)
                                                                     107,108        18,619        71,216           741          105
Income (loss) from operations                                        233,108        76,461       102,307         4,023        6,329
  Nonoperating income (expenses), net                                    646          (133)       (3,405)         (115)          57
Income (loss) before taxes                                           233,754        76,328        98,902         3,908        6,386
  Income and social contribution taxes                               (81,788)      (27,960)      (39,031)       (1,621)       1,391

Income (loss) after taxes Lucro Liquido (Prejuizo) do Exercicio      151,966        48,368        59,871         2,287        7,777
-----------------------------------------------------------------------------------------------------------------------------------


38. Subsequent Event

In July 2003 the Company entered into a hedge transaction with Banco do Brasil for its eurobond debt in the amount of US$ 150,000,000, with maturity on May 2, 2005.

The hedge transaction consists in the exchange of debt exposure in U.S. dollar for exposure in local currency. 100% of the exchange variation will be exchanged for a percentage of the interbank deposit (DI) rate.

39. Explanation added for translation to English

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

                                                                         TABLE I

[COPEL LOGO -- OMITTED]




 (Convenience Translation into English from the Original Previously Issued in Portuguese)
 -----------------------------------------------------------------------------------------

                            STATEMENTS OF CASH FLOWS
                  For the Periods Ended June 30, 2003 and 2002
                     (In thousands of Brazilian reais - R$)

------------------------------------------------------------------------------------------------------------------------------
                                                                             Company                    Consolidated
------------------------------------------------------------------------------------------------------------------------------
                                                                             2003          2002           2003           2002
 CASH FLOW FROM OPERATING ACTIVITIES

 Net income                                                               266,144        88,382        266,144         88,382

 Items not affecting cash:
  Allowance for doubtful accounts                                               -             -         18,461         14,392
  Depreciation and amortization                                                 -             -        145,113        140,783
  Long-term monetary and exchange variations                              (2,666)       (2,179)      (228,969)        135,342
  Equity in results of subsidiaries and affiliates                      (270,269)      (99,731)       (10,477)          3,663
  Deferred income and social contribution taxes                          (23,245)         6,324         35,222         15,706
  Provisions for long-term liabilities - post-employment benefits               -             -         65,490         37,601
  Provisions for long-term liabilities - labor contingencies                  237             -          8,186              -
  Provisions for long-term liabilities - tax contingencies                      -             -          3,758              -
  Write-off of escrow deposits and others                                       -             -          2,574          3,108
  Sale of investments                                                           -             -            228            297
  Amortization of goodwill on investments                                       -             -          2,404          2,404
  Disposal of property, plant and equipment in service                          -             -          3,854         12,909
                                                                        (295,943)      (95,586)         45,844        366,205
 Changes in current assets
  Accounts receivable                                                           -             -       (67,040)      (151,414)
  Other receivables, net                                                        -        27,270        (5,102)         18,407
  Services in progress                                                          1         (477)          6,065        (1,289)
  Recoverable rate deficit (CRC)                                                -             -       (30,191)       (26,564)
  Recoverable income and social contribution taxes                         19,000       (2,432)        118,719            486
  Materials and supplies                                                        -             -          4,248        (1,403)
  Memorandum account for Portion "A" variations                                 -             -         57,850         78,270
  Prepaid expenses                                                              -             -         13,097            210
  Other receivables, net                                                    2,308         8,798          1,236          2,060
                                                                           21,309        33,159         98,882       (81,237)
 Changes in current liabilities
  Suppliers                                                                   191           228        163,228         50,091
  Income and social contribution taxes                                    (1,566)         5,202         11,923            776
  Accrued payroll costs                                                         -           344         11,029        (9,284)
  Post-employment benefits                                                      -             -       (66,639)       (36,970)
  Regulatory charges                                                            -             -         18,258        (7,319)
  Consumers and other payables                                               (23)            37        (5,008)          4,534
                                                                          (1,398)         5,811        132,791          1,828
 Changes in noncurrent assets
  Accounts receivable - reclassified from current assets                        -             -       (37,090)              -
  Deferred income and social contribution taxes                                 -             -          (415)        (3,104)
  Escrow deposits                                                         (2,881)      (17,281)       (11,197)       (22,441)
  Subsidiaries and affiliated companies                                  (19,888)     (100,339)              -              -
  Memorandum account for Portion "A" variations                                 -             -       (44,713)              -
  Memorandum account for Portion "A" variations -
  reclassified from current assets                                              -             -       (78,846)       (90,890)
  Other noncurrent assets                                                       -       (3,512)        (4,233)        (3,742)
                                                                         (22,769)     (121,132)      (176,494)      (120,177)

 Increase in long term liabilities
  Subsidiaries and affiliated companies                                   141,960             -              -              -
                                                                          141,960             -              -              -

 Total (used) provided by operating activities                            109,303      (89,366)        367,167        255,001

                    The accompanying notes are an integral part of these financial statements.

[COPEL LOGO -- OMITTED]
                                                                         TABLE I




 (Convenience Translation into English from the Original Previously Issued in Portuguese)
 ----------------------------------------------------------------------------------------

                            STATEMENTS OF CASH FLOWS
                  For the Periods Ended June 30, 2003 and 2002
                     (In thousands of Brazilian reais - R$)

------------------------------------------------------------------------------------------------------------------------------
                                                                             Company                    Consolidated
------------------------------------------------------------------------------------------------------------------------------
                                                                             2003          2002           2003           2002
 CASH FLOW FROM INVESTING ACTIVITIES

  Ownership interest - UEG Araucaria Ltda                                       -             -        (1,460)       (35,227)
  Ownership interest - Campos Novos Energia S.A.                                -             -        (9,873)       (25,097)
  Ownership interest - Centrais Eletricas do Rio Jordao - Elejor                                      (14,997)        (1,923)
  Ownership interest - other companies                                        (4)         (560)          (137)        (1,010)
  Dividens received                                                             -             -            458            215
  Used in property, plant and equipment - Salto Caxias power plant              -             -        (2,154)        (2,342)
  Used in property, plant and equipment - other generation work                 -             -        (2,735)       (29,379)
  Used in property, plant and equipment - trasmission work                      -             -       (23,737)       (13,732)
  Used in property, plant and equipment - distribution work                     -             -       (62,454)       (60,929)
  Used in property,  plant and equipment -
  telecommunications  and installation work                                     -             -        (5,715)        (8,898)
  in general
  Consumer contributions                                                        -             -         23,898         15,863
  Donations and investment grants received                                      4             -              4              -
 Total (used in) provided by investing activities                               -         (560)       (98,902)      (162,459)

 CASH FLOW FROM FINANCING ACTIVITIES
  Loans and financing                                                   (153,225)     (150,455)       (79,063)      (197,513)
  Debentures                                                             (23,088)       534,252       (23,088)        534,252
  Interest on capital                                                         (5)      (55,431)            (5)       (55,431)
 Total (used in) provided by financing activities                       (176,318)       328,366      (102,156)        281,308

 INCREASE (DECREASE) IN CASH                                             (67,015)       238,440        166,109        373,850

  Cash at beginning of period                                              85,152       103,430        199,919        165,578
  Cash at end of period                                                    18,137       341,870        366,028        539,428
 INCREASE (DECREASE) IN CASH                                             (67,015)       238,440        166,109        373,850

   The accompanying notes are an integral part of these financial statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date: September 3, 2003

                                        By: /s/ Ronald Thadeu Ravedutti
                                            -----------------------------------
                                            Name:   Ronald Thadeu Ravedutti
                                            Title:  Principal Financial Officer